Level 3, Tower 11, Avenue 5, No. 8,

Jalan Kerinchi, Bangsar South

Wilayah Persekutuan Kuala Lumpur, Malaysia

January 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Jennifer Angelini

Re:	Energem Corp.
Registration Statement on Form S-4
File No. 333-268716

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Energem Corp., Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9:00 A.M. (ET) on February 2, 2024, or as soon thereafter as practicable.

Please contact Debbie Klis (202-935-3390) of Rimon P.C., counsel to the Company, with any questions about this acceleration request. Please notify either of the foregoing when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

Energem Corp.

By:	/s/ Swee Guan Hoo
Swee Guan Hoo
Chief Executive Officer